Via Facsimile and U.S. Mail
Mail Stop 6010

January 14, 2009

Mr. James H. Brennan
Commonwealth Biotechnologies, Inc.
Vice President Financial Operations
601 Biotech Drive
Richmond, Virginia 23235

   Re: **Commonwealth Biotechnologies, Inc.**
     Amended Item 4.01 Form 8-K
     Filed January 13, 2009
     File No. 000-06334

Dear Mr. Brennan:

   We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. Please amend your filing to also include a statement indicating whether the board of directors recommended or approved the decision to change accountants. Refer to Item 304(a)(1)(iii) of Regulation S-K.

2. Upon amending your filing, please include, as Exhibit 16, an updated letter from your former accountants, BDO Seidman, LLP, as required by Item 304(a)(3) of Regulation S-K. Please ensure that your former accountants date their letter.

* * * *

        As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        If you have any questions, please do not hesitate to call me at (202) 551-3658.

                        Sincerely,

                        Tabatha Akins
                        Staff Accountant